SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Fiscal Council held on August 10, 2017

1. DATE, TIME AND PLACE: On August 10, 2017, at 2:30 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, representatives of the Company and representatives of KPMG, external auditor of the Company, for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: Based upon the documents and clarification provided by the Administration and external auditors of the Company, the Fiscal Council Members, in view of its legal and statutory duties, analyzed the External Auditors Report and Quarterly Financial Statements (“ITR”) related to the second quarter of the fiscal year of 2017.

4. CLOSING: As there were no further issues to be addressed, the present minutes were drawn up, approved and signed by all Fiscal Council members. Signatures: Janine Maria Correa Pupo, Secretary. Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Correa Pupo

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer